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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                                      Ixia
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45071R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Technology Capital Group S.A.
                            5, boulevard de la Foire
                                L-1528 Luxembourg
                            Grand Duchy of Luxembourg
                           Attention: Mr. Pierre Lentz
                               (011) 352 45 123 1

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 45071R109                                           PAGE 2 OF 10 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Technology Capital Group S.A.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Luxembourg
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               0 shares
                       ---------------------------------------------------------
     NUMBER OF           8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY               24,347,000 shares, the voting power of which is
      OWNED BY                 shared with Compagnie Fiduciaire Trustees
        EACH                   Limited, as Trustee of the Capital Group Trust
     REPORTING                 under Trust Deed dated February 8, 2005.
       PERSON          ---------------------------------------------------------
        WITH             9     SOLE DISPOSITIVE POWER

                               0 shares
                       ---------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               24,347,000 shares, the dispositive power of which is shared with Compagnie Fiduciaire Trustees Limited, as Trustee of the Capital Group Trust under Trust Deed dated February 8, 2005.
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,347,000 shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              39.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 45071R109                                           PAGE 3 OF 10 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Compagnie Fiduciaire Trustees Limited, as trustee of the Capital
              Group Trust under Trust Deed dated February 8, 2005 (the "Trust")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Jersey, Channel Islands
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               0 shares
                      ----------------------------------------------------------
     NUMBER OF           8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY               24,347,000 shares, the voting power of which is
      OWNED BY                 shared with Technology Capital Group S.A., the
        EACH                   record holder of the Ixia shares. The Trust owns
     REPORTING                 substantially all of the equity interest in
       PERSON                  Technology Capital Group S.A.
        WITH          ----------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                               0 shares
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               24,347,000 shares, the voting power of which is shared with Technology Capital Group S.A., the record holder of the Ixia shares. The Trust owns substantially all of the equity interest in Technology Capital Group S.A.
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,347,000 shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              39.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 45071R109                                           PAGE 4 OF 10 PAGES
-------------------                                           ------------------


ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to the Common Stock, without par value ("Common Stock"), of Ixia, a California corporation ("Ixia" or the "Company"). The address of the Company's principal executive offices is 26601 W. Agoura Road, Calabasas, California 91302.

ITEM 2. IDENTITY AND BACKGROUND

        (a) This Schedule 13D is being filed jointly by Technology Capital Group S.A., a company organized under the laws of Luxembourg, and Compagnie Fiduciaire Trustees Limited (the "Trustee"), as trustee of the Capital Group Trust under Trust Deed dated February 8, 2005 (the "Trust"). Technology Capital Group S.A. is the record owner of the shares. The Trust is the principal beneficial owner of the equity interest in Technology Capital Group S.A. The Trust is a trust organized under the laws of Jersey, Channel Islands. The Trustee is a company organized under the laws of Jersey, Channel Islands. Technology Capital Group S.A and the Trustee are sometimes together referred to as the "Reporting Persons."

        (b)-(c)The address of the principal business office of Technology Capital Group S.A. is 5, boulevard de la Foire, L-1528 Luxembourg, Grand-Duchy of Luxembourg. Technology Capital Group S.A. is a private investment company.

        The address of the principal business office of the Trustee is P.O. Box 801, Victoria Chambers, 1-3 Esplanade, St. Helier, Jersey JE4 0SZ Channel Islands. The Trustee is a trust company.

        (d) During the past five years, neither Technology Capital Group S.A., the Trustee nor the Trust has been convicted in a criminal proceeding.

        (e) During the past five years, neither Technology Capital Group S.A., the Trustee nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Not Applicable

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Technology Capital Group S.A. acquired its shares of Common Stock of Ixia from a third party in a private transaction in March 2000 prior to the Company's initial public offering. The Trust acquired its equity interest in Technology Capital Group S.A. by gift (i.e., without the payment of any consideration) from Stephane Ratel on February 8, 2005.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 45071R109                                           PAGE 5 OF 10 PAGES
-------------------                                           ------------------


ITEM 4. PURPOSE OF TRANSACTION

        Technology Capital Group S.A. acquired the shares of Ixia Common Stock as a passive investment prior to the Company's initial public offering in March 2000. Prior to the acquisition by the Trust of an equity interest in Technology Capital Group S.A., Technology Capital Group S.A. reported its beneficial ownership of Ixia Common Stock on Schedule 13G. The Trust acquired the shares (which are held as a passive investment) from Stephane Ratel in a gift transaction made without the payment of consideration by the Trust. Neither Technology Capital Group S.A. nor the Trust has any current plans or proposals in place which relate to or would result in any of the consequences enumerated in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The following information with respect to the ownership of Ixia's Common Stock by each of the Reporting Persons is provided as of February 8, 2005; provided, however, that the percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock as reported in the Company's Form 10-Q filed for the quarter ended September 30, 2004.

        (a)    Aggregate number of shares beneficially owned by each Reporting
               Person:  24,347,000

               Percentage:  39.5%

        (b)    1.   Sole power to vote or to direct vote:  0
               2.   Shared power to vote or to direct vote:  24,347,000
               3.   Sole power to dispose or to direct the disposition:  0
               4.   Shared power to dispose or to direct disposition: 24,347,000

        (c) During the past 60 days, Technology Capital Group S.A. has effected open market sales of an aggregate of 308,000 shares of Ixia Common Stock. The sales were made for the numbers of shares and at the prices set forth below:

                                                             Number       Average Per
              Holder of Record                  Date        of Shares     Share Price    Gross Proceeds
              ----------------                  ----        ---------     -----------    --------------
      Technology Capital Group S.A.           12/29/04       271,500        $ 16.59       $4,503,832.05
      Technology Capital Group S.A.           12/30/04        10,000        $ 17.35       $  173,500.00
      Technology Capital Group S.A.           02/04/05        26,500        $ 17.20       $  455,789.40
                                                             -------
                                                             308,000
                                                             =======

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 45071R109                                           PAGE 6 OF 10 PAGES
-------------------                                           ------------------


        (d)-(e)Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than (i) the Agreement to File Joint Statements filed as Exhibit 1 to this Schedule 13D, and (ii) the Registration Rights and Transfer Restriction Agreement dated as of September 15, 2000 between Technology Capital Group S.A. and the Company (the "Registration Rights Agreement"), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies. Under the Registration Rights Agreement, the Company granted to Technology Capital Group S.A. certain registration rights with respect to the shares of Ixia Common Stock owned by Technology Capital Group S.A., which rights expire in 2008, and Technology Capital Group S.A. agreed to certain restrictions on its sales of shares of Ixia Common Stock, which restrictions lapsed during 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit No.          Description
        -----------          -----------
            1                Agreement to File Joint Statements on Schedule 13D

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 45071R109                                           PAGE 7 OF 10 PAGES
-------------------                                           ------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: February 8, 2005

                                        TECHNOLOGY CAPITAL GROUP S.A.


                                        By:          /s/ Pierre Lentz
                                           -------------------------------------

                                        Print Name:     Pierre Lentz
                                                   -----------------------------

                                        Title: Director
                                              ----------------------------------


                                        By:          /s/ Guy Hornick
                                           -------------------------------------

                                        Print Name:     Guy Hornick
                                                   -----------------------------

                                        Title: Director
                                              ----------------------------------


                                        Compagnie Fiduciaire Trustees Limited,
                                        as trustee of the Capital Group Trust
                                        under Trust Deed dated February 8, 2005


                                        By:          /s/ Paul W. Elliott
                                           -------------------------------------

                                        Print Name:     Paul W. Elliott
                                                   -----------------------------

                                        Title: Director
                                              ----------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 45071R109                                           PAGE 8 OF 10 PAGES
-------------------                                           ------------------


                                  EXHIBIT INDEX


    Exhibit Number    Exhibit                                 Page
    --------------    -------                                 ----
           1          Agreement to File Joint Statements on   Page 9 of 10 pages
                      Schedule 13D

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 45071R109                                           PAGE 9 OF 10 PAGES
-------------------                                           ------------------


                                    EXHIBIT 1
                             AGREEMENT TO FILE JOINT
                           STATEMENTS ON SCHEDULE 13D

        THIS AGREEMENT is entered into as of the 8th day of February, 2005 by and between Technology Capital Group S.A., a Luxembourg corporation ("TCG"); and Compagnie Fiduciaire Trustees Limited, a company organized under the laws of Jersey, Channel Islands (the "Trustee"), as trustee of the Capital Group Trust (the "Trust") under Trust Deed dated February 8, 2005 (the "Trust Deed").

                               W I T N E S S E T H

        WHEREAS, TCG and the Trustee may each be deemed to have beneficial ownership of more than five percent of the shares of the Common Stock of Ixia, a California corporation (the "Common Stock"), as of the date hereof;

        WHEREAS, the Common Stock has been registered by Ixia under Section 12(g) of the Securities Exchange Act of 1934 (the "Act");

        WHEREAS, pursuant to Rule 13d-1 under the Act, any person who holds more than five percent of such a class of registered equity securities is, under certain circumstances, permitted and/or required to file with the Securities and Exchange Commission a statement on Schedule 13D; and

        WHEREAS, Rule 13d-1(k) under the Act provides that, whenever two or more persons are permitted to file a statement on Schedule 13D with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

        Each of TCG and the Trustee hereby agrees, in accordance with Rule 13d-1(k) under the Act, to file jointly any and all statements and amended statements on Schedule 13D (the "Statements") which may now or hereafter be required to be filed by them with respect to the Common Stock beneficially owned or deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.

        Each of TCG and the Trustee hereby agrees that such Statements shall be filed jointly on behalf of each of them and that a copy of this Agreement shall be filed as an exhibit thereto in accordance with Rule 13d-1(k)(1)(iii) under the Act.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 45071R109                                          PAGE 10 OF 10 PAGES
-------------------                                          -------------------


        This Agreement may be executed in counterparts which together shall constitute one agreement.

        IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first above written.


                                        TECHNOLOGY CAPITAL GROUP S.A.


                                        By:          /s/ Pierre Lentz
                                           -------------------------------------

                                        Print Name:     Pierre Lentz
                                                   -----------------------------

                                        Title: Director
                                              ----------------------------------


                                        By:          /s/ Guy Hornick
                                           -------------------------------------

                                        Print Name:      Guy Hornick
                                                   -----------------------------

                                        Title: Director
                                              ----------------------------------


                                        Compagnie Fiduciaire Trustees Limited,
                                        as trustee of the Capital Group Trust
                                        under Trust Deed dated February 8, 2005


                                        By:          /s/ Paul W. Elliott
                                           -------------------------------------

                                        Print Name:      Paul W. Elliott
                                                   -----------------------------

                                        Title: Director
                                              ----------------------------------